NEW GOLD INC.

PRESS RELEASE

New Afton Project

Additional Infill Drilling Results

Up to 1.34% Cu and 1.01 g/t Au over 236m

First Underground Exploration Hole Intersects High Grade Mineralization 135m Deeper than Nearest Intersection

April 4 2006, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to announce additional results from the (now completed) program of underground infill diamond drilling, and the results of the first diamond drill hole from this year’s underground exploration program, at its New Afton Project, located 10 kilometres west of Kamloops, British Columbia, Canada.

The reported infill results are from nine (9) drill holes completed on four (4) sections (36E, 44E, 52E and 80E).  In addition results are reported for one (1) exploration hole on section 10E, west of the resource model.  Results for these holes are shown in the attached tables and figures.  All copper equivalent (Cu Eq.) grades are calculated using the following metal prices – Copper (Cu) US$0.85/lb; Gold (Au) US$375/oz; Silver (Ag) US$5.25/oz; and Palladium (Pd) US$200/oz.  This is consistent with the metal prices used in the existing independently calculated resource (by qualified person Gary Giroux, P.Eng).  All principal intervals were calculated using a cut-off grade of 0.70% copper equivalent, which is also consistent with the cut-off grade used in the calculation of the resource.

The highlights of these results were:

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A number of intersections were encountered with significant grade over substantial widths.  For example the widest of these was hole UA-54 on Section 36E which intersected 1.34% Cu and 1.01g/t Au, or 2.06% Cu Eq., over 236 metres (m) (136m true thickness).

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In some instances wider zones of mineralization contained narrower (but significant) zones of higher grade mineralization.  For example hole UA-53 on Section 36E intersected 2.05% Cu and 1.46g/t Au, or 3.04% Cu Eq., over 72m (59m true thickness) contained within a wider zone of 1.82% Cu and 1.32g/t Au, or 2.71% Cu Eq., over 118m (95m true thickness) .

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Higher grade mineralization (>1.50% Cu Eq.) was generally encountered where indicated by the resource model.  In a number of instances it was intersected in areas where lower grade mineralization was anticipated from the resource model.  However, in one instance the extent of the higher grade mineralization was less than anticipated from the resource model.

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On Section 10E exploration hole UA-66 intersected Cu-Au mineralization approximately 30m west of the resource model, and approximately 135m deeper than the nearest intersection of higher grade (>1.5% Cu Eq.) mineralization.  The hole intersected 2.27% Cu and 2.05g/t Au, or 3.67% Cu Eq., over 21.6m and was stopped in mineralization as a result of technical difficulties. This represents the most westerly and deepest intersection of Cu-Au mineralization to date from the underground diamond drill program.

SUMMARY OF RESULTS

INFILL DRILLING

Section 36E (Table 1)

Two (2) holes were completed on this section.  Both holes intersected significant mineralization over substantial widths and showed a good correlation with the resource model, with some grades better than predicted from the model.

Hole UA-53 intersected 2 principal zones of mineralization, which were 1.82% Cu, 1.32g/t Au, 2.94g/t Ag, and 0.06g/t Pd, or 2.71% Cu Eq., over 118m (95m true thickness) and 1.19% Cu, 1.13g/t Au, 5.68g/t Ag and 0.11g/t Pd, or 2.01% Cu Eq., over 30m (24m true thickness).  The zones were separated by a mostly barren zone.  Down-hole of the second zone, consistent low grade mineralization (mostly <0.50% Cu Eq., but locally higher) was encountered to the end of the hole.

The wider of these principal zones contained 2 narrower zones of higher grade mineralization which were 2.05% Cu, 1.46g/t Au, 3.20g/t Ag, and 0.05g/t Pd, or 3.04% Cu Eq., over 72m (59m true thickness), and 2.19% Cu, 2.01g/t Au, 3.68g/t Ag, and 0.15g/t Pd, or 3.58% Cu Eq., over 22m (18m true thickness).  The extent of the higher grade mineralization (>1.50% Cu Eq.) correlated well with the resource model.

Hole UA-54 intersected a wide zone of mineralization with 1.34% Cu, 1.01g/t Au, 1.70g/t Ag, and 0.16g/t Pd, or 2.06% Cu Eq., over 236m (136m true thickness).  Within this was an interval with higher grade mineralization of 1.95% Cu, 1.32g/t Au, 2.25g/t Ag, and 0.16g/t Pd, or 2.87% Cu Eq., over 98m (57m true thickness).  The extent of the higher grade mineralization was greater than forecast by the resource model.

Downhole from these intervals consistent low grade mineralization, locally with higher grades, was encountered to the end of the hole including one zone with 0.53% Cu, 0.90g/t Au, 1.09g/t Ag, and 0.19g/t Pd, or 1.18% Cu Eq., over 14m (8m true thickness) near the end of the hole, which was beyond the southern limits of the resource model.

Section 44E (Table 2)

Two (2) holes were completed on this section. Hole UA-50 intersected 2 principal zones of mineralization separated by a mostly barren interval.  This mineralization showed a reasonable correlation with the resource model.  The upper of these zones intersected 1.81% Cu, 1.29g/t Au, 3.09g/t Ag, 0.03g/t Pd, or 2.68% Cu Eq., over 40m (31m true thickness), within which was a higher grade interval of 2.39% Cu, 1.94g/t Au, 4.04g/t Ag, and 0.05g/t Pd, or 3.69% Cu Eq., over 22m (17m true thickness).  The lower zone intersected 1.10% Cu, 1.13g/t Au, 1.32g/t Ag, 0.37g/t Pd, or 1.96% Cu Eq., over 46m (35m true thickness).  Down-hole from this, sporadic low grade mineralization was encountered.

Hole UA-51 intersected 2.07% Cu, 1.75g/t Au, 2.89g/t Ag, and 0.20g/t Pd, or 3.29% Cu Eq., over 42m (24m true thickness).  This was a narrower intersection than predicted by the resource model.  Either side of this intersection, intermittent low grade mineralization was encountered.

Section 52E (Table 2)

Two (2) holes were completed on this section, which confirmed the resource model prediction of being one of the weaker mineralized sections.  The results from the two holes however, were better than anticipated from the resource model, with higher grade (>1.50% Cu Eq.) mineralization being intersected where grades of <1.00% Cu Eq. were predicted from the resource model.

Hole UA-56 intersected 2 principal zones of mineralization, the first with 1.71% Cu, 1.38g/t Au, 3.68g/t Ag, and 0.04g/t Pd, or 2.65% Cu Eq., over 32m (28m true thickness), and the second with 0.57% Cu, 0.63g/t Au, 1.05g/t Ag, and 0.20g/t Pd, or 1.05% Cu Eq., over 44 m (38m true thickness).  The two zones were separated by an interval with intermittent low grade mineralization.  Down-hole of the second zone, low grade mineralization was encountered to the end of the hole.

Hole UA-57 also intersected 2 principal zones of mineralization with the first encountering 1.28% Cu, 1.16g/t Au, 1.98g/t Ag, and 0.10g/t Pd, or 2.08% Cu Eq., over 22m (14m true thickness), and the second encountering 1.16% Cu, 1.11g/t Au, 3.60g/t Ag, and 0.13g/t Pd, or 1.95% Cu Eq., over 12m (8m true thickness).  The 2 principal zones were separated by low grade mineralization which was also encountered to the end of the hole.

Section 80E (Table 3)

Drilling on this section encountered more of the higher grade mineralization (>1.50% Cu Eq.) than anticipated from the resource model.  It also indicated better vertical continuity of this mineralization than indicated by the model.  Hole UA-60 intersected 1.49% Cu, 0.45g/t Au, 2.84g/t Ag, and 0.05g/t Pd, or 1.82% Cu Eq., over 66m (56m true thickness).  This interval was contained within a wider interval of lower grade mineralization.

Hole UA-61 intersected 1.84% Cu, 0.48g/t Au, 3.95g/t Ag, and 0.01g/t Pd, or 2.19% Cu Eq., over 84m (63m true thickness).  In addition, outside and to the south of the resource model an additional interval of mineralization was encountered with 0.53% Cu, 0.69g/t Au, 3.02g/t Ag, and 0.25g/t Pd, or 1.09% Cu Eq., over 22m (17m true thickness).  The 2 intervals were separated by low grade mineralization.  Low grade mineralization also continued down hole of the lower zone, for approximately an additional 100m.

Hole UA-62 intersected 2 principal zones of mineralization. The first of these contained 1.96% Cu, 0.34g/t Au, 4.47g/t Ag, and 0.01g/t Pd, or 2.22% Cu Eq., over 94m (56m true thickness).  The second contained 2.59% Cu, 1.13g/t Au, 10.06g/t Ag, and 0.08g/t Pd, or 3.44% Cu Eq., over 40m (24m true thickness).  These 2 zones were separated by a 10m lower grade interval.   The hole ended in mineralization.

EXPLORATION DRILLING

Hole UA-66 was an underground exploration drill hole, which commenced from section 8E to the west of the known limit of mineralization.  This hole deviated east of the intended azimuth and intersected higher grade Cu-Au mineralization at the bottom of the hole.  This interval contained 2.27% Cu, 2.05g/t Au, 4.76g/t Au, and 0.10g/t Pd, or 3.67% Cu Eq., over 21.6m as shown in Table 1.  The hole stopped in mineralization due to technical difficulties.  This hole is plotted in cross and long sectional views on the attached figures.  This intersection is located approximately 30m west of the resource model and approximately 60m vertically below the lower limits of the resource model, and approximately 135m vertically below the next deepest intersection of higher grade mineralization.  The base of the mineralization in UA-66 is at a vertical depth of approximately 900m and is currently the deepest occurrence of mineralization encountered from the underground diamond drill program.

Hole UA-39 (for which results were previously released on January 12, 2006) intersected 2.14% Cu, 1.25g/t Au, 3.33g/t Ag, and 0.21g/t Pd, or 3.05% Cu Eq., over 6m (2m true thickness), 135m vertically above the intersection in Hole UA-66.  The intersection in Hole UA-39 was at the end of the hole, which was also abandoned in mineralization due to technical difficulties.

The results of Hole UA-66 indicate the potential for additional mineralization both beneath and to the west of the current resource model.  As a result of this, the ongoing underground exploration program has two primary areas of focus.  First, 2 diamond drills are exploring the area between Sections 10E and 64E, beneath and up to 300m vertically beneath the current base of the resource model, in order to test the potential for additional mineralization at depth.  Second, 1 diamond drill is exploring for potential extensions of mineralization to the west.

RESOURCE UPDATE

The existing mineral resource was estimated using the results of approximately 90 diamond drill holes completed from surface.  It was independently calculated from a kriged block model by qualified person Gary Giroux, P.Eng in 2003 and updated in 2004.  Metal prices used in the Scoping Study and the resource calculation were US$0.85 per lb Cu, US$375 per oz Au, US$5.25 per oz Ag, and US$200 per oz Pd.  At a cut-off of 0.70% Cu equivalent the Measured and Indicated Mineral Resource was estimated to be 68.7 Million Tonnes grading 1.68% Cu equivalent or 2.61 g/t Au equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  The Measured Resource category was calculated to be 9.5 Million Tonnes grading 1.29% Cu, 0.95 g/t Au, 3.44 g/t Ag, and 0.12 g/t Pd.  The Indicated Resource category was calculated to be 59.2 Million Tonnes grading 1.05% Cu, 0.83 g/t Au, 2.49 g/t Ag, and 0.12 g/t Pd.

The primary purpose of the ongoing Feasibility Study is to determine the economic parameters of, and potential for, developing the New Afton Project into a new underground mine.  As part of this Feasibility Study, a new resource will be calculated by incorporating the results of the underground infill drilling with those of the initial surface drilling.  With the majority of the infill diamond drilling program data now having been received, the overall results have correlated well with respect to the most significant part of the resource, which is the core of higher grade mineralization (>1.5% Cu equivalent).  A new geological interpretation incorporating the infill drilling is in progress.  Upon completion, it will form the basis for a new mineral resource estimate.  It is anticipated the new mineral resource will be available in the first half of 2006 replacing the existing resource.  Completion of a positive feasibility study would enable the Company to upgrade a portion of these resources to reserves.  The amount ultimately converted to reserves will be dependent on a number of factors, including metal price assumptions, cut-off grades and mining methods.

PROJECT UPDATE

Work on the Feasibility Study is well underway and proceeding according to schedule.  The trade-off studies to determine the appropriate mining method(s) are nearing completion, metallurgical sampling and preliminary testwork are underway and the permitting process is continuing.  The Feasibility Study is scheduled for completion in Q4, 2006.

In addition to the 3 diamond drills underground, the Company has 2 diamond drill exploring surface targets on the New Afton and Ajax Projects.  Underground and Surface exploration results will be released in a systematic fashion as results become available, are compiled and interpreted.  Results for the remaining infill diamond drill holes should be released in the near future.

QUALIFIED PERSON

These exploration results have been prepared and approved by Mike Hibbitts P.Geo., Vice President Exploration and Development for New Gold Inc. who is a Qualified Person under National Instrument 43-101.  He is therefore qualified to confirm the validity and veracity of these results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Roscoe Postle Associates, a well known Canadian geological and mining consulting company.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada.  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold is in excellent financial condition with a current cash position of approximately CDN$85 million and no debt.  The Company has only 23.9 million shares outstanding (29.8 million shares fully diluted).

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.